

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2014

Via E-mail
Edmar Lopes
Chief Financial Officer
Gol Intelligent Airlines, Inc.
Praça Comandante Linneu Gomes, S/N Portaria 3,
Jardim Aeroporto 04626-020 São Paulo,
São Paulo Federative Republic of Brazil

> **Re:** **Gol Intelligent Airlines, Inc.**
> **Form 20-F for the year ended December 31, 2013**
> **Filed April 28, 2014**
> **File No. 001-32221**

Dear Mr. Lopes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 44

Results of Operations, page 52

1. Please revise to discuss and analyze your results of operations by the operating segments disclosed in note 27 to the financial statements. For example, please discuss and analyze revenues and operating costs separately for each segment. Also, in light of the fact that it appears that gross profit is the profit/loss measure reported to the chief operating decision maker for the purposes of making decisions about allocating resources to the segment and assessing its performance, we believe that it would be useful to investors if you included a discussion about the nature of changes in gross profit from period to period and those costs included in the gross profit calculation. Please revise accordingly.

2. We note your disclosure on page 53 that the decrease in cargo and other revenue in 2013 as compared to 2012 was primarily due to the change in the fair value of the miles issued. Please explain to us the nature of the miles you refer to in this section and tell us why these amounts are considered "ancillary revenue."

Notes to the Financial Statements

Note 1. General Information, page F-13

3. We note your disclosure that on December 31, 2013 you incorporated your non-controlling shareholder G.A. Smiles Participacoes S.A. in order to simplify and modernize its corporate structure. We also note your disclosure that the goodwill for tax purposes of R$214,534 resulted in a tax credit of R$72,942, with the counterpart registered in a special reserve of goodwill in equity. Please provide us further detail as to the nature of this transaction and explain how you accounted for it. Also, please tell us how you determined or calculated the amount of goodwill of R$214,534, tax credit of R$72,942, and capital reserve for goodwill of R$41,792.

Note 2.2 Basis of Preparation, page F-15

(i) Property, Plant and Equipment, page F-18

4. We note your disclosure that you capitalize costs relating to engine overhauls and this practice establishes that costs on major maintenance (including replacement parts and labor) should be capitalized only when there is an extension of the estimated useful life of the engine and such costs are capitalized and depreciated until the next stop for major maintenance. You further disclose that the expense recognized directly in the income statement refers to maintenance costs of other aircraft components or even maintenance of engines that do not extend their useful life. We also note from your disclosure in MD&A and elsewhere that you perform certain maintenance activities in-house but you outsource other activities, such as for overhaul services to certain engines, to third parties such as Delta TechOps and MTU under a strategic maintenance, repairs and operations (MRO) agreement. Please tell us and revise your disclosure in the notes to the financial statements, to discuss how you account for the maintenance under these MRO agreements.

Note 16. Intangible Assets, page F-43

5. We note from your disclosure in Note 2.2(j) that for purposes of goodwill impairment testing, the cash-generating units are the operating subsidiaries VRG and Smiles. Please tell us and revise Note 16 to disclose the amount of goodwill allocated to each segment. See paragraph 134 of IAS 36. Also, in light of the fact that you began presenting two separate reportable segments effective January 1, 2013, please tell us and revise to

> disclose how you allocated goodwill to each segment upon establishing these two
> separate segments.

Note 18. Salaries, Wages and Benefits, page F-48

6. We note that during 2013 you recorded a charge to the income statement of R$51,950 for profit sharing. Please explain to us, and revise the notes to the financial statements to disclose, the nature and terms of this profit sharing amount.

Note 23. Provisions, page F-50

7. We note your disclosure that the returns provision includes the costs for contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase options, which is capitalized in fixed assets. We also note from your disclosure in Note 2.2(o), that engine return provisions are charged to the income statement. Please tell us the amount of return provisions related to engines that has been expensed on the statements of operations for the years ended December 31, 2013 and 2012. In this regard, it appears from the cash flow statement that none of the provision for return of aircraft was recognized as an expense in 2013 and 2012. However, based on our prior review of the 2011 Form 20-F we noted that in 2011 there was a charge of R$96 million that was recognized in the statement of operations related to the provision for engine returns and R$96.7 million that was capitalized as PP&E related to a provision for aircraft reconfiguring. If there were no amounts expensed during 2013 and 2012 related to these engine return provisions, please explain to us why not.

Note 27. Operating Segments, page F-55

8. It appears from your disclosure in Note 27 that gross profit is the profit or loss measure reported to the chief operating decision maker for the purposes of making decisions about allocating resources to the segment and assessing its performance. However, we do not believe that your disclosure clearly discusses the nature of any differences between the measurement of the reportable segments' profits or losses and the entity's profit or loss before income tax expense. In this regard, in light of the fact that your consolidated income statement does not have a gross profit subtotal, it is not clear from the disclosure in Note 27, the nature of the costs included in the gross profit subtotal, and how they were determined or calculated. Please explain to us the nature of these costs included in the gross profit measure and revise to include this disclosure. See guidance in paragraph 27(b) of IFRS 8.

Edmar Lopes
Gol Intelligent Airlines, Inc.
June 20, 2014
Page 4

Note 28. Commitments, page F-57
(b) Sales Lease-Back Transactions, page F-58

9. We note your disclosure that during 2013 you recorded a gain of R$116,710 resulting from 15 aircraft received during the year (6 aircraft received during the year ended on December 31, 2012) that were used as sale-leaseback transactions and resulted in operating leases. You disclose that given that the gains and losses from sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value, such gain was recognized directly in profit or loss. Please explain to us why you believe that the transaction was negotiated at fair value and the recognition of the entire gain during 2013 is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief